FOIA CONFIDENTIAL TREATMENT REQUEST UNDER RULE 83

The entity requesting confidential treatment is:

Coty Inc.

350 Fifth Avenue

New York, New York 10118

Attn: Patrice de Talhouët

June 3, 2015

By EDGAR and Hand Delivery, “CORRESP” Designation

Mr. John Cash

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Coty Inc.

Form 10-K for the Fiscal Year Ended June 30, 2014

Filed August 28, 2014

Form 10-Q for the Fiscal Period Ended March 31, 2015

Filed May 7, 2015

Response Dated May 4, 2015

File No. 1-35964

Dear Mr. Cash:

On behalf of Coty Inc. (the “Company”), this letter responds to your letter, dated May 20, 2015 (“Comment Letter”) regarding the above-referenced Form 10-K for the Fiscal Year Ended June 30, 2014 filed on August 28, 2014 and Form 10-Q for the Fiscal Period Ended March 31, 2015 filed on May 7, 2015. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type.

The Company respectfully requests confidential treatment for the redacted information in this letter pursuant to Rule 83 promulgated by the Securities & Exchange Commission (the “Commission”), 17 CFR §200.83. This letter omits confidential information included in an unredacted version of this letter, which was delivered to the Staff of the Commission. Asterisks denote the omission of the confidential information from the text of this version of such letter. The Company requests that the redacted information be treated as confidential for reasons of business confidentiality, and that the Commission provide timely notice to Patrice de Talhouët of Coty Inc., 350 Fifth Avenue, New York, New York 10118 before it permits disclosure of such information.

FOIA CONFIDENTIAL TREATMENT REQUEST UNDER RULE 83

Form 10-Q for the Period Ended March 31, 2015

Condensed Consolidated Financial Statements, page 1

Segment Reporting, page 8

1.	We note your response to comment four from our letter dated April 7, 2015. Please more fully explain to us the roles of your two division presidents subsequent to the Organizational Redesign. Since it appears to us they both may now be responsible for consolidated results, please more fully explain how you determined they are not part of a CODM group. Please also explain the internal or external metrics you use to evaluate the performance of your regional SVPs, brand category CMOs, division presidents and CODM. In addition, please describe the extent to which the CODM and division presidents obtain and regularly review financial information that is prepared on both a category and geographic basis (for example, Fragrances – North America).

Response:

Our President, Category and Innovation, is responsible for development of new products and marketing strategies across all of our product categories, (Fragrances, Color and Skin & Body Care) primarily working with our brand managers. Our President, Global Markets, is responsible for the execution of sales and marketing strategy in our respective geographic markets, primarily working with regional and country managers. Both presidents are part of the Executive Committee that meets monthly with the CEO to analyze and discuss results. In addition to these two presidents, our Executive Committee comprises of our Chief Financial Officer, Executive Vice President Supply Chain, Chief Scientific Officer, Senior Vice President Human Resources and the Company’s General Counsel. The two presidents and other six members of the Executive Committee each have global responsibility for their respective areas and functions, and each is responsible for certain aspects of consolidated Coty results. As disclosed in our Form 8-K dated April 14, 2015, we have announced the appointment of a new President, Category and Innovation who is expected to start on July 1, 2015 and who will assume a new title of EVP, Category Development.

However, as previously noted, responsibility for global consolidated results and authority to make decisions regarding the allocation of resources resides solely with the CEO, which is why we have concluded that our CEO is our CODM and the two presidents are not part of a CODM group. We also note that our current interim CEO is also the Chairman of our controlling shareholder, which further underscores his authority as the sole ultimate decision maker. As disclosed in our Form 8-K dated April 20, 2015, we have announced the appointment of a new CEO who is expected to start on July 1, 2015. We will continue to evaluate the decision making process in our Executive Committee after our new CEO takes office, to determine whether the new CEO continues to be the CODM.

The performance of our executives is evaluated principally based on Coty’s consolidated results and, to a lesser extent, on other factors. The performance of our CODM (i.e., CEO) and presidents is 70% based on total consolidated Coty performance (i.e., Net Revenues, Net Income, Net Working Capital) and 30% based on other measures tied to their individual responsibilities, such as delivering on cost savings and talent development.

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The CODM receives and reviews on a regular basis the monthly Executive Committee report, which provides performance by category (Fragrances, Color and Skin & Body) and by geography. As previously noted, these reports also provide information at a lower level of detail in the form of revenue by brand within each category. In accordance with previous correspondence with the Staff, we provide supplemental revenue information in our segment disclosure in the notes to our financial statements about revenues by groups of brands within each operating segment.

FOIA CONFIDENTIAL TREATMENT REQUEST UNDER RULE 83

The President, Global Markets, also reviews monthly reports, which reports contain information for each geographic unit and geographic region and related P&L data from revenues through operating margin after advertising and promotional expenses (but before certain fixed costs) for Fragrances, Color, Skin Care and Body Care. The President, Global Markets also reviews monthly Region CFO reports, which contain revenues by operating segment and price/mix, revenues by category and for certain brands within each category, and media spend by category and for certain brands within each category. Each of these reports focuses on revenue performance and marketing expenses, consistent with the president’s responsibility for executing the CODM’s marketing and sales strategy in the respective markets.

The President, Category and Innovation, only regularly reviews the performance by category at the total consolidated Coty level, with a focus on the performance of brands. He occasionally reviews regional or country details on an ad hoc basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Net Revenues by Geographic Regions, page 29

2.	We note your response to comment five from our letter dated April 7, 2015. We understand that the geographic disclosures you provide in MD&A are intended to comply with Item 303(a) of Regulation S-K. Based on the significance of your foreign operations, it appears to us that a discussion and analysis of your operations based on geographic groupings is necessary to understand your business rather than voluntary disclosure. However, it remains unclear to us how a geographic analysis based on regions used by your main competitors provides investors with better insight into your business than an analysis based on the geographic regions you use to manage your business. Since MD&A is intended to provide an analysis of your business through the eyes of management, it appears to us you should revise future annual and quarterly filings to disclose and discuss revenues and operating reports based on geographic groupings that are consistent with the way you manage your business. To the extent you want your geographic disclosures to be comparable with your main competitors, it appears to us that you could supplement your geographic groupings to make them comparable.

Response:

We agree with the Staff’s comment that disclosure about significant foreign operations is important to understand our business. Management uses a variety of geographic information to manage its business. The geographic groupings (Americas, EMEA, Asia Pacific) presented in our Form 10-K are an integral part of the results reviewed by management and our board of directors. These groupings align with other information (such as market share data provided by third-parties and numerous other business insights) that informs management’s strategic decisions regarding geography, such as expansion decisions. We therefore believe that the information disclosed in the MD&A is consistent with the way management and the board reviews the business, as well as consistent with the geographic breakdown used by our competitors.

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FOIA CONFIDENTIAL TREATMENT REQUEST UNDER RULE 83

Liquidity and Capital Resources, page 43

3.	You disclose on page 25 that as part of your purchase of the Bourjois cosmetics brand, your foreign subsidiaries purchased 15.4 million shares of your Class A common stock for $373.5 million in cash and subsequently exchanged these shares with CHANEL as consideration for Bourjois. Your disclosure indicates that you used the cash proceeds from your foreign subsidiaries to repay revolving debt. Please fully explain to us, and clarify in future filings, the business purpose for having your foreign subsidiaries (rather than the parent company) exchange shares with CHANEL. If the transaction was structured in this manner for tax purposes, please fully explain to us, and clarify in future filings, the impact on your financial statements and any potential risks and consequences related to your accounting.

Response:

We note for the Staff that the business purpose of having foreign subsidiaries (rather than the Coty parent company) exchange shares with CHANEL was to acquire the respective Bourjois foreign entity by a Coty foreign entity organized in the same country, wherever feasible, which we believes makes the integration of Bourjois’ foreign businesses with our existing businesses as efficient as possible. None of the acquired Bourjois entities were organized or operated as a business in the United States. As a result, none of the shares issued to CHANEL were issued by a U.S. subsidiary. Management anticipates that the Bourjois foreign business activities will be integrated with the existing Coty foreign business activities. It is management’s view and experience that this foreign-to-foreign acquisition structure is the most efficient and least expensive way to integrate Bourjois and Coty foreign businesses because this structure facilitates local country integration, whether through a transfer of assets, a merger, or a liquidation of one of the same country foreign entities into the other. CHANEL agreed to this foreign-to-foreign acquisition structure. Consequently, Coty SAS in France exchanged Coty Inc. shares to acquire Bourjois France; Coty BV in the Netherlands exchanged Coty Inc. shares to acquire Bourjois BV in the Netherlands and Coty Geneva SA Versoix in Switzerland exchanged Coty Inc. shares to acquire Bourjois Geneva in Switzerland and Bourjois Ltd. in the United Kingdom.  Under applicable tax principles, exchanges between Coty Inc. and its affiliates do not result in a taxable gain or loss for Coty Inc. or its foreign subsidiaries. Accordingly, we do not believe that there are risks associated with the Company’s accounting of the transactions. In addition to other required disclosures regarding the acquisition, we intend to provide the following disclosure in the MD&A and footnotes to the financial statements in our Form 10-K for the Fiscal Year Ended June 30, 2015, regarding the structure of the transaction:

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If you have any questions regarding the above, please do not hesitate to call Coty Inc.’s Chief Accounting Officer Thomas Muench at (212) 479-4340 or myself at (212) 479-4535.

Very truly yours,

/s/ Patrice de Talhouët

cc: Lisa Etheredge, Securities and Exchange Commission

Anne McConnell, Securities and Exchange Commission

Edward M. Kelly, Securities and Exchange Commission

Pamela Long, Securities and Exchange Commission

Jules Kaufman, Coty Inc.

Thomas Muench, Coty Inc.